FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15b – 16 of

The Securities Exchange Act of 1934

For the month of December, 2003

Indo-Pacific Energy Ltd.

(Translation of registrant’s name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.

(Registrant)

Date: December 9, 2003

/s/ David Bennett

(Signature)

David Bennett

(Name)

CEO

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about December 9, 2003

Item 3. Press Release

December 9, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific Energy Updates Financing and Corporate Activities

Wellington, New Zealand – December 9, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) provides this update on the Company’s financing and corporate activities.

Financing

The Company’s prospectus offering in New Zealand is raising US $5 million through a sale of 4 million units at NZ $2.00 each (approx. US$1.25), each unit being a share and a half warrant exercisable for one year at NZ$2.10; both of which are to be listed on the New Zealand Stock Exchange (“NZSX”). Indo Pacific Chairman David Newman also announced that the Company has placed US $500,000 in unlisted convertible notes with Global Resource Investments Ltd. (“GRIL”) a significant international participant in the resources industry.

Mr Newman said “the investment by GRIL was a welcome additional endorsement of the company and its exploration assets”.

Indo-Pacific has also amended the terms of its outstanding Series A warrants, extending their term by approximately one year to coincide with the prospectus warrants in consideration for the warrant holder agreeing to reduce the number of shares potentially issuable on exercise of the warrants by 50% from 1,673,690 to 836,845 shares, and also agreeing to an increase in the exercise price from US $1.40 to US $1.50 per share.

Corporate

The Company is proposing to its shareholders a change of corporate name. A Special Shareholders’ Meeting has been convened for December 31, 2003 in Vancouver to consider the name change as well as the adoption of updated corporate by-laws. The Record Date for this meeting was December 1, 2003. The proposed new name for the Company is ‘Austral Pacific Energy Ltd.’ which is reflective of the Company’s primary New Zealand area of operations.

Item 5. Full Description of Material Change

Indo-Pacific Energy Updates Financing and Corporate Activities

Wellington, New Zealand – December 9, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) provides this update on the Company’s financing and corporate activities.

Financing

The Company’s prospectus offering in New Zealand is raising US $5 million through a sale of 4 million units at NZ $2.00 each (approx. US$1.25), each unit being a share and a half warrant exercisable for one year at NZ$2.10; both of which are to be listed on the New Zealand Stock Exchange (“NZSX”). This offering is progressing well, and is scheduled to complete this week.

Indo Pacific Chairman David Newman also announced that the Company has placed US $500,000 in unlisted convertible notes with Global Resource Investments Ltd. (“GRIL”) a significant international participant in the resources industry. GRIL is a US based institutional resource investment fund (www.gril.net) whose principal Mr Rick Rule has a strong following in North America. GRIL or an affiliate will also be participating in the New Zealand offer.

Mr Newman said “the investment by GRIL was a welcome additional endorsement of the company and its exploration assets”. The principal amount of the notes is convertible into units (share and full warrant valid for one year at US $1.15) at US $1.10 per unit. The conversion pricing of the notes reflects resale restrictions and the absence of brokerage fees. The note units are subject to a four month hold period, and their placement is conditional upon the prospectus offering closing.

Indo-Pacific has also amended the terms of its outstanding Series A warrants, extending their term by approximately one year to coincide with the prospectus warrants in consideration for the warrant holder agreeing to reduce the number of shares potentially issuable on exercise of the warrants by 50% from 1,673,690 to 836,845 shares, and also agreeing to an increase in the exercise price from US $1.40 to US $1.50 per share.

Corporate

The Company is proposing to its shareholders a change of corporate name. A Special Shareholders’ Meeting has been convened for December 31, 2003 in Vancouver to consider the name change as well as the adoption of updated corporate by-laws. The Record Date for this meeting was December 1, 2003. The proposed new name for the Company is ‘Austral Pacific Energy Ltd.’ which is reflective of the Company’s primary New Zealand area of operations; and removes an existing confusion with a similarly named Canadian company. Shareholders will be notified when the name change is made effective and will be asked to exchange their old certificates; although “Indo-Pacific” certificates will continue to be valid for good delivery.

The Company has applied for listing on the New Zealand Stock Exchange (“NZSX”) and on the TSX Venture Exchange (“TSXV”) in Canada. The TSXV will be the ‘home’ exchange for the Company; and after the regulatory hold periods all its shares may be traded on the NZSX, the TSXV or the OTCBB.

This is not an offer of securities for sale in the United States. Neither the prospectus offering nor the convertible notes will be registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. The securities sold under both offerings will be subject to a minimum four month resale restriction in Canada and a minimum 40 day resale restriction in the United States for the prospectus units and one year for the note units.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 9, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy Updates Financing and Corporate Activities

Wellington, New Zealand – December 98, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) provides this update on the Company’s financing and corporate activities.

Financing

The Company’s prospectus offering in New Zealand is raising US $5 million through a sale of 4 million units at NZ $2.00 each (approx. US$1.25), each unit being a share and a half warrant exercisable for one year at NZ$2.10; both of which are to be listed on the New Zealand Stock Exchange (“NZSX”). This offering is progressing well, and is scheduled to complete this week.

Indo Pacific Chairman David Newman also announced that the Company has placed US $500,000 in unlisted convertible notes with Global Resource Investments Ltd. (“GRIL”) a significant international participant in the resources industry. GRIL is a US based institutional resource investment fund (www.gril.net) whose principal Mr Rick Rule has a strong following in North America. GRIL or an affiliate will also be participating in the New Zealand offer.

Mr Newman said “the investment by GRIL was a welcome additional endorsement of the company and its exploration assets”. The principal amount of the notes is convertible into units (share and full warrant valid for one year at US $1.15) at US $1.10 per unit. The conversion pricing of the notes reflects resale restrictions and the absence of brokerage fees. The note units are subject to a four month hold period, and their placement is conditional upon the prospectus offering closing.

Indo-Pacific has also amended the terms of its outstanding Series A warrants, extending their term by approximately one year to coincide with the prospectus warrants in consideration for the warrant holder agreeing to reduce the number of shares potentially issuable on exercise of the warrants by 50% from 1,673,690 to 836,845 shares, and also agreeing to an increase in the exercise price from US $1.40 to US $1.50 per share.

Corporate

The Company is proposing to its shareholders a change of corporate name. A Special Shareholders’ Meeting has been convened for December 31, 2003 in Vancouver to consider the name change as well as the adoption of updated corporate by-laws. The Record Date for this meeting was December 1, 2003. The proposed new name for the Company is ‘Austral Pacific Energy Ltd.’ which is reflective of the Company’s primary New Zealand area of operations; and removes an existing confusion with a similarly named Canadian company. Shareholders will be notified when the name change is made effective and will be asked to exchange their old certificates; although “Indo-Pacific” certificates will continue to be valid for good delivery.

The Company has applied for listing on the New Zealand Stock Exchange (“NZSX”) and on the TSX Venture Exchange (“TSXV”) in Canada. The TSXV will be the ‘home’ exchange for the Company; and after the regulatory hold periods all its shares may be traded on the NZSX, the TSXV or the OTCBB.

This is not an offer of securities for sale in the United States. Neither the prospectus offering nor the convertible notes will be registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. The securities sold under both offerings will be subject to a minimum four month resale restriction in Canada and a minimum 40 day resale restriction in the United States for the prospectus units and one year for the note units.

CONTACT: Investor Relations : tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.